

May 23, 2014

Via E-Mail
John S. Matthews, Chairman
Global Arena Holdings, Inc.
555 Madison Ave, 12th Floor
New York, NY 10022

Re: **Global Arena Holdings, Inc.**
Preliminary Proxy Statement on Schedule 14A
Filed May 15, 2014
File No. 000-49819

Dear Mr. Matthews:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement Cover Page

1. This document appears to be a solicitation of proxies under Schedule 14A, rather than an information statement distributed under Schedule 14C. Revise the document throughout to clarify that this is a proxy statement, not an information statement. Please also note your disclosure on page 18.

Proposal I. Adoption of 2011 Stock Awards Plan, page 10

2. This proposal appears to ask shareholders to vote to approve more than one distinct matter. Specifically, you seek shareholder approval for the 2011 Stock Awards Plan; the approval of the 2014 amendment to the plan, and ratification of issuances under the plan. Please revise your disclosure and your proxy card to discuss each matter and present them as separate matters on the proxy card. Revise your proxy to explain to your investors the consequences to Global Arena if shareholders do not approve any of the matters. Please refer to Exchange Act Rule 14a-4(a)(3).

3. Please include the copy of the plan and amendment with your revised preliminary proxy.

Proposal III. Adoption of Amended and Restated Bylaws, page 18

4. Your proposal is titled "Adoption of Amended and Restated Bylaws" and the introductory paragraph references your Amended and Restated Bylaws. However, the descriptions of the provision descriptions and your recommendation reference your articles of incorporation. Please revise to clarify whether you are seeking approval to amend the articles of incorporation or your bylaws.

5. It appears that you are soliciting votes to create a staggered board and to prohibit the removal of officers and directors by written consent. Please revise your proposal to present each amended provision as separate matters that shareholders can vote upon. Please refer to Rule 14a-4(a)(3).

6. Include a copy of the amended bylaws with your next revised preliminary proxy.

Proxy Card

7. Revise the proxy card to provide shareholders with the opportunity to vote for, against or to abstain with regard to each voting matter. For example, you need to provide investors with the opportunity to vote for each board member up for election.

8. Please move your proxy card so that it appears after the proxy itself.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christian Windsor, Special Counsel at (202) 551-3419 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director